UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

02068254

No Act
P.E. 11-25-02
1-02360

December 26, 2002

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act 1934
Section
Rule 14A-8
Public Availability 12/26/2002

Re: International Business Machines Corporation
Incoming letter dated November 25, 2002

Dear Mr. Moskowitz:

This is in response to your letter dated November 25, 2002 concerning the shareholder proposal submitted to IBM by Dr. Roberta G. Rubin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

PROCESSED
JAN 10 2003
THOMSON
FINANCIAL

Enclosures

cc: Dr. Lawrence Parks
P.O. Box 625
FDR Station
New York, NY 10150

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

RECEIVED
2002 NOV 26 PM 3:12
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 25, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Stockholder Proposal of Roberta Rubin (with Dr. Lawrence Parks, of FAME, acting as attorney-in-fact)

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with a proposal and statement in support thereof dated August 25, 2002 (the "Proposal"), attached as **Exhibit A** hereto. The Proposal was submitted by Roberta G. Rubin, MD (the "Proponent"), to the International Business Machines Corporation (the "Company" or "IBM"). In the August 25 cover letter accompanying the Proposal, the Proponent appointed Dr. Lawrence Parks, Executive Director of the Foundation for the Advancement of Monetary Education ("**FAME**"), as her "attorney in fact" for all matters relating to this resolution. (See Exhibit A). FAME is described in the resolution as a "public charity think tank specializing in the world's monetary structure."

The Proposal consists of four interrelated parts. It calls for having IBM (i) attend sessions of a FAME-initiated study group, to be set up and known as the Global Currency Initiative ("**GCI**"), which group will study currency and monetary issues as they affect industrial companies; (ii) print and distribute at Company expense copies of the proceedings of the GCI, the FAME-initiated study group; (iii) propose a new monetary structure to the Administration, Congress and the media that satisfies the needs of industrial companies (after we understand the monetary issues affecting us and other industrial companies); and (iv) make a monetary contribution to FAME to help fund the GCI study group. IBM believes that the entire Proposal may be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 29, 2003 (the "2003 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(b)(1), (b)(2) and (f) BECAUSE OF THE FAILURE TO PROVIDE THE COMPLETE AND PROPER INFORMATION REQUIRED UNDER SUCH RULE, DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY TO FURNISH SUCH REQUIRED INFORMATION.

Following receipt of the Proposal, which was sent under cover of a letter from Dr. Rubin dated August 25, 2002, the Company promptly examined the submission, and determined that the Proponent was *not* listed on the Company's books as a record owner of IBM stock. Moreover, the Proposal was not sent in directly by the Proponent. Instead, as is visible from the FEDERAL EXPRESS "PowerShip" Label, it was sent to IBM directly from the Proponent's attorney-in-fact, "Larry Parks", of FAME, by FEDEX on September 8, 2002, and was delivered to the IBM Corporate Secretary on **September 9, 2002**. **(Exhibit B**). Because no independent beneficial ownership documentation whatsoever accompanied the Proposal, the Company determined that additional information was needed from the Proponent under Rule 14a-8 as to any potential claim of beneficial ownership of IBM stock, and of Dr. Rubin's eligibility to file a stockholder proposal under these same regulations. The Company therefore timely sent a letter that same day, **September 9, 2002, both to the Proponent and Dr. Parks.** Since the Proponent had stated in her **August 25, 2002** letter that she was the owner of 50 shares of IBM stock, the Company requested further information from the Proponent and Dr. Parks about her beneficial ownership status, and of her eligibility to file a proposal under the SEC's regulations. A complete copy of the Company's response letter to the Proponent (with a copy to Dr. Parks) seeking such beneficial ownership/eligibility information, which letter was timely issued pursuant to Rule 14a-8(f)(1), is attached as **Exhibit C** hereto.

In the Company's letter, we set out, in detail, what the Proponent had to do to in order to provide us with the proper proof for her claim of beneficial IBM stock ownership under the Commission's regulations. In particular, in the second paragraph of the letter, the Company set forth the SEC's rule that:

> "In order to be eligible to submit a proposal for consideration at IBM's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting **for at least one year by the date you submit the proposal.** You must continue to hold those securities through the date of the meeting. You wrote that you were qualified to submit the proposal through your ownership of IBM stock. Following receipt of your proposal, we diligently searched our books and records, but were unable to find you listed as a record holder of IBM stock. I am therefore now requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter." (emphasis added)

In our letter, we acknowledged the Proponent's own statement that she held shares of IBM, but we specifically asked to receive proper proof of her continuous beneficial ownership of IBM stock from the Proponent's bank or broker. In this connection, after specifically stating that we would need to receive proof of beneficial ownership in a manner consistent with SEC regulations, the Company went on and provided a clear extract from the Commission's 1998 regulations, describing precisely how the Proponent could go about proving that, at the time she submitted the Proposal, she continuously held the minimum amount of IBM securities for at least one year. In this connection we wrote, in pertinent part, that:

> "If you are a stockholder of record, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2003 meeting of shareholders. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) **verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.** You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders...." (emphasis added)

Finally, the Company also specifically called to the Proponent's attention the 14-day time limitation to reply to the Company with the required information, writing:

> "Please note that all of the required documentation set forth in this letter must be sent to directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter."

The Company's letter was promptly dispatched, both to the Proponent, as well as to Dr. Parks, by U.S. Express Mail on September 10, 2002. **(See Exhibit D)** Both copies of the Company's letter were signed for the next day, September 11, 2002. A copy of the U.S. Express Mail Tracking Results, showing receipt of the Company's letter by both Dr. Rubin and Dr. Parks, are both attached as **Exhibit E** hereto. In addition, a copy of the return receipt card, sent to Dr. Parks, which was signed for on September 11, 2002, is also attached (see Exhibit E).

By letter dated September 24, 2002, Dr. Parks, acting on behalf of the Proponent, timely replied to IBM. **(See Exhibit F)**. In an attempt to comply with the Company's request for proof of beneficial ownership in IBM stock, Dr. Parks enclosed a fax letter from the Proponent's broker, Morgan Stanley, also dated **September 24, 2002. (Exhibit G)** The Morgan Stanley letter stated, in pertinent part, that:

> "This is to confirm that Dr. Roberta G. Rubin, MD, in an account with Morgan Stanley, owns the following shares and has owned them for more than one year **as of September 2002**." (emphasis added)

Following this lead-in paragraph is a listing of 19 different companies, with the number of shares held in each company, including 50 shares of IBM.

The Morgan Stanley letter, while timely dispatched to IBM within 14 days of receipt of our request, unfortunately does not meet SEC requirements in this case. While the Morgan Stanley letter is somewhat helpful to establish the fact that the Proponent was an IBM stockholder, the letter does not satisfy the SEC's requirements for continuous beneficial ownership for the one year period required for the instant Proposal, and as requested by IBM.

In the first place, the letter is dated September 24, 2002, but it states only that the Proponent held shares for more than one year "**as of September 2002**." It is not clear what this means. Not only does such letter fail to state any specific date in September, such letter is wholly unresponsive as it applies to the Proponent's continuous holdings of IBM stock for the one year period <u>predating the submission of the Proposal in this case</u>. The **September 24** letter states ***<u>only</u>*** that the Proponent continuously held 50 IBM shares "for more than one year as of September 2002." If this sentence is read to mean one year prior to the date of the Morgan Stanley letter, this would mean the shares were held only from September 24, 2001 forward. In such case, the SEC's requirements were **not** satisfied. Further, even if September 24, 2002, the date of the letter, is not intended to be the measurement date for the one year holding, the letter's failure to provide a specific date in the month of September is fatal.

The letter must make clear that the Proponent continuously held more than $2000 of stock for <u>at least one year by the date the Proposal was submitted</u>. It does not, unfortunately, do so. The letter does *not* state -- and neither the Company nor the staff should be made to speculate -- whether such shares were held for more than one year -- either on the date of the Proponent's initial August 25, 2002 cover letter to IBM (which the Morgan Stanley letter utterly fails to corroborate), or on the date the Proposal was actually delivered to the Company c/o Dr. Parks of FAME on September 9, 2002.

The September 24, 2002 Morgan Stanley letter states only that the shares were held for more than one year "as of September 2002." It therefore simply cannot be concluded, from this vague language, that the Proponent held IBM shares continuously either from August 25, 2001 or from September 9, 2001. The Morgan Stanley letter is therefore fatally defective.

There is a very good reason why specificity is required. For all we know, the Proponent's shares could have been purchased at any time **after** September 9, 2001 but before September 24, 2001 (the date one year before the date of the confirmatory Morgan Stanley letter). In such a case, the Morgan Stanley letter itself would still be factually correct on its face, but the proof would be wholly nonconforming with respect to a competent registrant's need to confirm the one year continuous beneficial ownership requirement. As a registrant, we simply do not know the holding period for Dr. Rubin's IBM shares, and the Morgan Stanley letter does absolutely nothing to help the Proponent (or IBM) on this issue.

To illustrate this important point by way of example, if the Proponent had in fact bought her 50 shares of IBM stock on September 15, 2001, the Morgan Stanley letter would still be technically accurate, but the one year continuous beneficial ownership requirement would NOT be satisfied for the IBM Proposal. The Morgan Stanley letter, stating only that the IBM shares were held "for more than one year as of September 2002" is therefore woefully inadequate.

In an attempt to provide the Proponent with a "one-size-fits-all" letter, presumably for purposes of serving up such same letter to other registrants, the broker letter fails in this case to provide the proper proof to fit the instant situation at IBM. While it may well be that the "one-size-fits-all" letter may fit one or more of the factual situations of the other 18 registrants' laundry listed in the letter, it simply does not fit ours. Therefore, such letter cannot serve in any way to prove this Proponent's continuous beneficial ownership of **IBM** stock under SEC regulations.

It should therefore be clear that the Morgan Stanley letter does nothing to confirm that the Proponent continuously held minimum ownership in IBM stock for at least one year by the date the Proposal was submitted, as required by SEC regulations. Since the Morgan Stanley letter failed to show anything about the Proponent's one year continuous beneficial ownership of IBM stock *at the time the Proposal was submitted*, as required by the Commission's regulations, and as was called out and requested by the Company, the Proponent's failure to provide a proper broker's statement which complied with such regulations makes this Proposal fully excludable under the Commission's rules. The Proposal must therefore now be omitted under Rules **14a-8(b)(1), (b)(2) and (f)** of the Commission's regulations.

Moreover, there is nothing in either Dr. Rubin's August 25 letter, or Dr. Parks' September 24 letter to IBM which can cure the defective Morgan Stanley letter, inasmuch as statements from a stockholder proponent (or her attorney-in-fact) cannot, in any event, serve to satisfy the Commission's regulatory requirements for ***independent*** corroborative proof of continuous beneficial ownership. In this connection, the staff has made it clear on numerous occasions that self-serving assertions by a putative beneficial owner as to his/her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8. See International Business Machines Corporation (January 14, 2002)(broker's letter claiming ownership of shares "since prior to November 30, 2001" did not properly establish ownership on November 8, 2001) ; International Business Machines Corporation (January 8, 2002)(broker's letter naming another registrant was fatally defective to the stockholder's claim of continuous beneficial ownership of IBM stock); International Business Machines Corporation (January 7, 2002)(stale broker's letter could not serve to prove continuous beneficial ownership of IBM stock); AT&T Corp (January 24, 2001) (stockholder's own statements insufficient, even when coupled with brokerage statements); International Business Machines Corporation (December 16, 1998)(statements by proponent as to efficacy of his own brokerage documentation determined by staff to be insufficient to prove that proponent in fact satisfied the continuous minimum ownership requirement for the one year period required by current Rule 14a-8(b)). Oracle Corporation (June 22, 2001)(proposal excluded based upon defective broker's letter which did not show that stockholder owned shares on the date the proposal was submitted).

Thus, the staff has regularly granted no-action relief to other registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. See Eastman Kodak Company (February 7, 2001)(letter from broker stating ownership from November 1, 1999 through November 1, 2000 *insufficient* to prove ownership on November 21, 2000, the date proposal was submitted); Bank of America (February 12, 2001) (broker letter confirming that Proponent had been a "shareholder of Bank of America since *at least January 1993*" deemed insufficient to prove proper and continuous beneficial ownership); Eastman Kodak Company (February 5, 2001) (statements from Deutsche Bank and Amalgamated Bank of New York deemed insufficient); Bell Atlantic Corporation (July 21, 1999)(proponent's brokerage documentation found by staff insufficient to prove continuous beneficial ownership); Skaneateles Bancorp, Inc. (March 8, 1999)(self-serving letter by proponent as to stock ownership coupled with *broker letter* also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)); International Business Machines Corporation (December 23, 1997)(documentary information in the form of broker's letter predating proposal deemed insufficient to prove beneficial ownership under former Rule 14a-8(a)(1)); Columbia Gas System, Inc. (March 10, 1997)(documentary information submitted by proponent deemed insufficient under former Rule 14a-8(a)(1)); Food Lion, Inc. (February 13, 1997)(to same effect); International Business Machines Corporation (November 22, 1995); Fleet Financial Group (April 17, 1995) and Chrysler Corporation (January 18, 1995) See generally Todd Shipyards Corporation (July 2, 1992)(proposal properly omitted based on inadequate documentation under former Rule 14a-8(a)(1)); Phelps Dodge Corporation (March 1, 1990)(documentation of beneficial ownership also inadequate under former Rule 14a-8(a)(1)).

Under the Commission's rules, the burden of establishing proof of continuous beneficial ownership under Rule 14a-8 is on the stockholder proponent, and here, the Proponent (and her attorney-in-fact) failed to meet that burden. Under Rule 14a-8(f), the Company timely and courteously notified both the Proponent and her attorney-in-fact that the Company required proper proof of continuous beneficial ownership of IBM stock, as required by Rule 14a-8(b), and further advised *specifically* what would constitute such proper proof. The Company also advised the Proponent and her attorney-in-fact of the 14 day time period in the Commission's regulations for furnishing such information to the Company. Having been given a clear and specific request for the information required by the regulations, neither the Proponent nor Dr. Parks provided proper independent corroborative information proving that the Proponent continuously held the minimum amount of IBM shares for one or more years by the date the Proposal was submitted. Pursuant to Rule 14a-8(f) of Regulation 14A, the Proponent, or her attorney-in-fact, had fourteen days from the date of receipt of the Company's request letter to respond fully by providing all of the information contemplated by the Commission's regulations, and properly requested by IBM. The fourteen day period under which the Proponent had to furnish the required information to the Company has now expired, and the information that was provided was defective. Since the Company made a timely and appropriate request under Rule 14a-8(f) for the information required by the regulations, and since we also called out clearly the specific 14 day time limitation for furnishing this information, because the Proponent failed to respond with the proper information required by Rule 14a-8(b) to prove the claim of continuous beneficial ownership of IBM stock, IBM now respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials being prepared for the 2003 Annual Meeting under Rules 14a-8(b) and (f).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY.

In addition to the procedural defects outlined above, which defects provide a fully adequate basis for exclusion of the entire Proposal, the Proposal is also substantively deficient, and therefore also subject to exclusion under Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a Company may omit a stockholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Commission has expressed two central considerations underlying the ordinary business exclusion. See Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p 29,106). The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." (id. at 29,108) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Company believes that the instant Proposal implicates both of the underlying concerns of the ordinary business rule, and is thus fully excludable.

At its essence, the Proposal contains four interrelated ordinary business items. The first portion of the Proposal seeks for at least one corporate officer to attend three (3) annual sessions of the GCI, a study group to be set up by FAME, Dr. Parks' "think-tank" organization, for the purpose of "revisiting monetary issues" affecting the Company and other companies similarly situated. The second portion of the Proposal would require IBM to distribute, at Company expense, a report of the each of these GCI proceedings to all employees, the IBM Board of Directors, stockholders, suppliers and others. FAME, Dr. Parks' "think-tank" organization, would prepare this report. FAME would also distribute this report on the Internet. The third portion of the Proposal would involve IBM in proposing "a new monetary structure that satisfies the needs of industrial companies... to the Administration, to the Congress and to the media." Finally, the fourth portion of the Proposal would have IBM make a contribution to FAME, Dr. Parks' "think-tank" organization, to help fund the GCI. All four parts of the Proposal are excludable under Rule 14a-8(i)(7).

A. WHERE ANY PORTION OF A PROPOSAL IMPLICATES ORDINARY BUSINESS, THE ENTIRE PROPOSAL IS SUBJECT TO EXCLUSION UNDER RULE 14a-8(i)(7).

As will be described below, it is clear that each of the four parts of the Proposal are independently subject to exclusion under Rule 14a-8(i)(7). Moreover, it has long been the position of the staff that if *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under Rule 14a-8(i)(7). International Business Machines Corporation (January 9, 2001; reconsideration denied February 14, 2001)(where portion of proposal related to ordinary business (i.e., the presentation of financial statements in reports to shareholders), the entire proposal was properly excluded); Wal-Mart Stores, Inc. (March 15, 1999); The Warnaco Group, Inc. (March 21, 1999)(to same effect); Kmart Corporation (March 12, 1999)(to same effect); Z-Seven Fund, Inc. (November 3, 1999) (proposal containing governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, *with the staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception*). Thus, even assuming, *arguendo*, that any part of the instant Proposal were to be seen by the staff as falling outside the ambit of the ordinary business exception, this should make no difference in the legal analysis of the entire Proposal's excludability under Rule 14a-8(i)(7). If any portion of the Proposal relates to an ordinary business matter, the *entire* Proposal should be excluded. Associated Estates Realty Corporation (March 23, 2000); E*Trade Group, Inc. (October 31, 2000). Set forth below is our analysis of why each of the four parts of the instant Proposal are excludable under Rule 14a-8(i)(7).

B. ALL FOUR PORTIONS OF THE INSTANT PROPOSAL IMPLICATE ORDINARY BUSINESS MATTERS.

1. Directing IBM personnel to attend sessions of the GCI, FAME's think tank organization to "revisit monetary issues," including cross border currency and interest rate matters, relate to IBM's ordinary business operations.

It is axiomatic that to be successful in a competitive world economy, corporations must employ individuals who are competent in the subject matters in which they deal on a day-to-day basis. Addressing cross-border currency issues as well taking advantage of favorable interest rate matters, while perhaps ominous and complex to the layman, are both "garden-variety" ordinary business matters for IBM. As a multinational company operating in well over 100 countries, IBM manages both interest rate and cross-currency exposures as part of our normal day-to-day affairs. As IBM stated most recently in Note K to our 2001 Annual Report:

> The company operates in approximately 35 functional currencies and is a significant lender and a borrower in the global markets. **In the normal course of business**, the company is exposed to the impact of interest rate changes and foreign currency fluctuations. The company limits these risks by following established risk management policies and procedures including use of derivatives and, where cost-effective, financing with debt in the currencies in which assets are denominated. For interest rate exposures, derivatives are used to align rate movements between the interest rates associated with the company's lease and other financial assets and the interest rates associated with its financing debt. Derivatives are also used to manage the related cost of debt. For currency exposures, derivatives are used to limit the effects of foreign exchange rate fluctuations on financial results. The company does not use derivatives for trading or speculative purposes, nor is it a party to leveraged derivatives. Further, the company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors and maintains strict dollar and term limits that correspond to the institution's credit rating. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the company has not sustained a material loss from these instruments. In its hedging programs, the company employs the use of forward contracts, interest rate and currency swaps, options, caps, floors or a combination thereof depending upon the underlying exposure.

We study the same interest rate and currency issues as a matter of our day-to-day activities. In furtherance of IBM's constant goal to improve our day-to-day expertise in managing interest rate and foreign currency exposures, IBM's Global Finance and Treasury organizations work to remain current by participating in a variety of professional and educational pursuits. We maintain memberships in a variety of professional and academic organizations with expertise in these important areas. Moreover, IBM officers and employees attend dozens of seminars each year, as well as participate in other types of educational meetings -- each providing our employees with specialized continuing professional education (CPE) coursework where honing of our employees' specialized technical expertise is the desired end. Many IBM professionals have also participated actively as speakers, panelists and honored guests at a variety of meetings, seminars, colloquia and symposia, where as subject matter experts (SME), each has shared his/her own knowledge and expertise with employees and officers of other companies and professional organizations.

Many IBMers have even gone on simultaneously for advanced academic degrees in this area, pursuing course work in areas germane to their day-to-day responsibilities at IBM. For example, one IBM officer, the Company's present Assistant Treasurer, Cassio A. Calil, is currently completing his doctorate in Finance at University College of Dublin, Ireland. He takes the academic "book knowledge" from his schooling, comes back to IBM, and applies the knowledge from his course work directly into actual practice as the Company's functional manager of our Global Treasury Operations (as will be further described later in this letter). There are many other IBM employees similarly situated who regularly apply the lessons they have learned in their academic course work to actual practice at IBM, all in the ordinary course of business.

As such, the first portion of the Proposal, which directs IBM to send at least one officer to attend sessions of Dr. Parks' own study group at FAME -- while perhaps interesting and potentially informative -- is something (i) equivalent to what we already do as part of our ordinary business operations, and (ii) so fundamental to IBM's ability to run the company on a day-to-day basis that it simply cannot, as a practical matter, be subject to shareholder oversight as part of a stockholder proposal. Moreover, this portion of the Proposal also seeks to micro-manage the Company by directing us to participate in one particular study group, FAME, Dr. Parks' own "think-tank" organization. This is not a matter upon which IBM stockholders, as a group, should have to consider or vote upon. As this portion of the Proposal clearly falls within the heart of the Company's ordinary business operations, the *entire* Proposal may be excluded under Rule 14a-8(i)(7).

2. Having the Company print and distribute a report on the proceedings of Dr. Parks' study group, is another ordinary business matter excludable under Rule 14a-8(i)(7).

The issuance of a report detailing ordinary business matters is itself ordinary business. In Release 34-20091 (August 16, 1983), the Commission implemented a significant change in the staff's *interpretation* of the ordinary business exclusion. Prior to that time, the staff took the position that proposals requesting issuers to prepare "reports" on specific aspects of their business, or to form "special committees" to study a segment of their business, would *not* be excludable under the ordinary business exclusion. This interpretation was problematical, and the Commission recognized it. Therefore, in Release 34-20091, the Commission found that its earlier interpretation raised form over substance and rendered the provisions of the ordinary business exclusion largely a nullity. As a result, the Commission changed its interpretative position, and following the implementation of Release 34-20091, the Commission now considers *whether the subject matter of the special report or the committee sought by a proponent involves a matter of ordinary business*; where it does, the proposal ***will*** be excludable as ordinary business under Rule 14a-8(i)(7).

In the instant case, and as has already been detailed above, the subject matter of the Proponent's first request -- to have IBM join in the study of currency and interest rate matters at Dr. Parks' own think-tank -- falls directly within the Company's ordinary business operations. Since FAME's study group will address matters which fall within IBM's ordinary business operations, it necessarily follows that having IBM publish and distribute the reports emanating out of FAME's proceedings, which focuses on IBM's ordinary business operations and those of other industrial companies, is yet another matter falling squarely within the Rule 14a-8(i)(7) ordinary business exclusion. See J.P. Morgan Chase & Co. (February 28, 2001)(proposal recommending that the board of directors include a discussion of the risks of inflation and deflation in the risk management section of J.P. Morgan's annual financial report properly excluded under Rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., evaluation of risk in reports to shareholders). As such, since this portion of the Proposal implicates another ordinary business matter, the *entire* Proposal should be excluded under Rule 14a-8(i)(7).

3. Having IBM join with others to propose a new monetary structure that satisfies the needs of industrial companies to the administration, Congress and the media, is yet another ordinary business matter.

While we appreciate Dr. Parks' sincerity and his own great interest in advancing the monetary issues underpinning the Proposal, which interest is, no doubt, at least in part attributable to Dr. Parks' own experience and background in such issues -- which interest can be seen from a review of the materials Dr. Parks has written and posted on the FAME web site (www.fame.org), this third portion of the Proposal is also excludable as a proxy matter under Rule 14a-8(i)(7), inasmuch as it is clearly directed at seeking to involve IBM in the political or legislative process relating to an aspect of IBM's operations. In this connection, this portion of the Proposal is similar to a stockholder proposal lodged last year with IBM relating to national health care. See International Business Machines Corporation (January 21, 2002). There, another well-meaning doctor and IBM stockholder proposed that IBM join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits. The staff, upon review of that submission, concurred that IBM could exclude the proposal under Rule 14a-8(i)(7), noting that "it appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." The very same analysis should apply here.

In that case, IBM noted that in all of the cases advocating national health care coverage or similar insurance, the staff uniformly concurred with registrants that such proposals were excludable from their proxy materials under the ordinary business operations exclusion. For example, in Chrysler Corporation (February 10, 1992), a stockholder proposed that the registrant "actively support and lobby for UNIVERSAL HEALTH coverage". The proponent in Chrysler had suggested that such health coverage should replace all existing health programs with a voucher system, and suggested an interesting and novel mechanism for implementing such a program. The Chrysler proponent was also apparently knowledgeable on the subject matter. He too maintained that his approach would reduce company costs and benefit Chrysler by releasing "enormous monies for consumer and capital spending which will be available for designing and producing quality world class services and products." The staff properly excluded that proposal as "ordinary business" under former Rule 14a-8(c)(7) because it was "directed at involving the Company in the political or legislative process relating to an aspect of the Company's operations."

Similarly, In Brunswick Corporation (February 10, 1992), another stockholder proposal was filed seeking for the registrant to establish a committee of the board to prepare a report (i) comparing health standards, methods of administration, costs and financing of health care plans in all countries where the company does business, and (ii) describing any aspects of governmental policy affecting those plans which should be included in the development of a national health insurance plan in the United States. That stockholder proposal was also properly excluded under former Rule 14a-8(c)(7), as it was found to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations.

The staff has reached a similar result, excluding a variety of other proposals under the ordinary business exclusion, where the proposal sought to involve the registrant in the political or legislative process that related to aspects of the registrant's operations. In this connection, see Pacific Enterprises (February 12, 1996), where a proposal seeking for the company to dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was properly excluded by the staff under former rule 14a-8(c)(7) "because it deals with a matter of the Company's ordinary business operations (i.e., directed at involving the Company in the political or legislative process that relates to aspects of the Company's operations."). The very same result should apply to the instant Proposal.

As applied to IBM in the instant case, the essence of the third part of this stockholder Proposal --- to have IBM join with others and propose a new monetary structure that satisfies the needs of industrial companies to the Administration, Congress and the media -- clearly would involve IBM in the political or legislative process that relates to an aspect of IBM's operations. This portion of the Proposal relates directly to the day-to-day activities of both (i) the Company's Global Treasury and Finance Organizations, and (ii) the IBM Corporate Governmental Programs Office.

a. IBM assesses and deals with the very same issues in-house as part of its ordinary business operations.

As noted earlier, assessing and addressing the impact of cross border currency issues and interest rate risks on IBM are performed on a regular day to day basis by IBM's Global Treasury and Finance Organizations. As part of making informed and intelligent assessments, and then substantively addressing these complex issues, the IBM Treasury and Finance organizations hire, train and groom their own internal employees to become subject matter experts. These individuals also call upon the expertise of both internal and external accountants and consultants, as well as certain in-house legal experts with particular competence in financial matters, in order to ensure that in executing various recommendations, and implementing IBM business strategies, that the Company does so in a cost-efficient manner, and at the same time remains in compliance with all applicable financial accounting pronouncements (such as those of the Financial Accounting Standards Board (the "FASB")), as well as with applicable laws and regulations.

b. The IBM Securities Law Group, teaming with professionals in IBM Treasury Operations, deals with these issues as a matter of ordinary business.

In this connection, a specialized group of in-house attorneys team with the Treasury and Finance organizations, and examine a variety of proposals lodged from time to time from different investment banks as well as from industry groups seeking to effect regulatory and legislative changes. These in-house attorneys with subject matter expertise also engage in various types of collaborative efforts, both with other attorneys at other industrial corporations, industry and trade groups, as well as with professional organizations, such as the American Bar Association, the American Corporate Counsel Association, the Association of the Bar of the City of New York, the International Swap Dealers Association, and the Practising Law Institute, among many others. Such efforts require that members of our in-house legal team, in order to build upon their specialized expertise: (i) maintain a keen understanding of the applicable laws, rules and regulations on the subject matters at issue through ongoing education sessions (here, on the capital markets, swaps and derivatives, borrowing and paying for items employing various means around the world, and properly reporting thereon), and (ii) have the ability to counsel others with respect to the variety of different arrangements under which IBM is operating in effecting the transactions we engage in, ranging, for example, from borrowing or otherwise purchasing items in a foreign currency, entering into interest rate and cross-currency swaps, repaying foreign-denominated debt, effecting global borrowings and a host of other transactions, all in a way that minimizes financial cost and maximizes financial benefit to the Company. Understanding and complying with the terms of all of these different kinds of arrangements requires extensive training, and is not something that any neophyte with a law degree can merely come in and dabble with, as these arrangements are complex, and are subject to a variety of laws and governmental regulations in each of the countries at issue. To this end, IBM's corporate Securities Law Group (SLG) has, for many years, operated an extensive mentoring and cross-training program, under which attorneys new to the SLG work closely with one or more of the seasoned securities counsel already cognizant in each functional arena of IBM's business operations. It is only through such teaming that the SLG builds up the necessary subject matter expertise to deal effectively with their IBM clients in these complex and demanding areas.

c. Interfacing with governmental agencies, and complying with governmental regulations, are ordinary business matters.

IBM's Finance and Legal groups must study the laws, rules and regulations together in order to maintain and build upon their specialized expertise in all aspects relating the subject matter at hand. In taking particular care to help ensure that the Company remains in compliance with applicable laws, which laws necessarily include, among others, applicable securities and related reporting laws, members of the IBM Accounting, Tax, Treasury, Finance and Legal groups also interface regularly with such agencies as the U.S. Securities and Exchange Commission, the Internal Revenue Service (IRS), the Department of Commerce and others -- all in the ordinary course of business. Similar activities and communications also occur on a daily basis overseas in each country where transactions are effected -- again, all in the ordinary course of business. To this end, the Company's in-house teams liaise with local IBM country organizations to ensure ongoing compliance with applicable laws and regulations.

In addition, and as noted earlier, members of the IBM Accounting, Treasury, Finance and Legal groups also supplement their own expertise through appropriate consultations with outside consultants and experts. Members of these IBM teams further build upon their own expertise--again, in the ordinary course of business--through regular interaction with their peers in other companies, by regularly attending continuing legal and professional education seminars in order to keep abreast of changes in applicable laws, rules and practices, as well as by participating in specialized industry groups knowledgeable on financial matters.

The Company, when provided with expert internal staff work, analyses, advice and counsel from its internal teams, is able to make informed and intelligent business decisions on what the best course of action for the Company should be in each instance. These action plans necessarily include decisionmaking on a variety of Company financial and risk management strategies, including various alternatives thereto. All of the above-referenced tasks are undertaken and handled by the Company on a day-to-day basis as part of our ordinary business operations.

d. Tapping the world's capital markets and minimizing currency risks are ordinary business matters for IBM's Treasury Operations Group

For example, and to more closely address the issues raised by the instant Proposal, under the direction of IBM's Assistant Treasurer, Cassio A. Calil, the

Company continues to tap various world capital markets on an opportunistic basis, ranging from effecting debt offerings in U.S. Dollar to British Pound Sterling to Japanese Yen, as appropriate. For example, in September 2001, the Company sold $1.5 billion of 5 year (USD) bonds at the lowest rate for that term in the Company's history. As Bloomberg News reported on September 21, 2001, "[b]ond investors are settling for bargain basement yields from International Business Machines Corp. and the finance arm of General Electric Co., ducking the risks of terrorist upheaval and embracing the high credit ratings of two of the world's most recognizable companies. For instance, IBM, the world's biggest computer firm, sold $1.5 billion of five-year investment grade bonds with the lowest interest rate for that term in its 77-year history." (See **Exhibit H**)

A few months earlier, in June 2001, Bloomberg News reported that IBM and other companies were drawn to borrow in the Japanese Yen debt market by "near-record low yields and investors who have cash available because of bond redemptions." (See **Exhibit I**) As a result of these market forces, IBM sold 50 billion Yen (JPY) of 0.7% bonds. In the same month, Bloomberg News also reported on IBM selling 400 million GBP debt denominated in British Pounds. Such borrowing was based in part upon our view of narrowing swap spreads. According to Mr. Calil, "[s]wap spreads have now come in to the point where the market conditions are right. Swap spreads for me are an essential indicator of investor demand. We try never to issue when spreads are high because we can sell at a smaller premium over government debt when they are lower." (See **Exhibit J**) The article found it noteworthy that while IBM used swap spreads as the barometer for timing our GBP borrowing, since IBM also has regular incoming revenue in GBP, the Company did not find the need to actually swap the coupon payments from GBP into US dollars. By borrowing in the functional currency, and by being able to time the borrowings to when market conditions are optimal, IBM is able to achieve the necessary funding to finance its business operations at functionally cheap interest rates, and, at the same time, minimize the very cross-currency risks this particular stockholder proponent is concerned about. Under Mr. Calil's watchful eye, IBM's Global Treasury Unit effects all of these cost and risk minimization activities in the ordinary course of its business operations.

e. Reviewing actual and proposed legislation, and interfacing with a variety of persons inside and outside the company on such same matters, are ordinary business matters for IBM.

To the extent that the third part of the Proposal calls for IBM to work with other companies to propose a "new monetary structure" to the Administration and Congress, such part of the Proposal is directly parallel to other efforts already regularly performed in the ordinary course of business by select individuals in IBM who are involved in reviewing a variety of proposed legislation, as well as participating in the ongoing regulatory process, in Washington, D.C., as well as at the state and local levels, as well as overseas, in order to help ensure that

IBM is both kept aware of such activities, and takes appropriate action with respect to pending legislation and regulations with impact to IBM. IBM Accounting, Finance, Treasury and Legal personnel already work together with our Corporate Governmental Programs Office, which Office is charged with the primary mission of analyzing and commenting on pending and potential regulatory and legislative initiatives relating to a variety of financial policy and risk-management matters.

IBM's Corporate Governmental Programs Office is responsible for managing IBM's *worldwide* public policy issues and government relations. These responsibilities include formulating IBM's position on all public policy issues, representing IBM's views to government decision makers as part of the public policy debate, and coordinating all IBM representations, either directly or through industry associations, before governments on public policy issues. In this connection, our Corporate Governmental Programs Office is staffed with experienced and specialized professionals well-versed in the issues, who focus, report and comment on a variety of regulatory and legislative issues pending *worldwide* which have an impact on our Company. These issues include, among many others, a variety of financial policy and risk management matters, and their associated effects on IBM. Our Governmental Programs Office also maintains good public relations and effective relationships with elected officials and government departments that affect our business. In establishing a public position on the issues that affect our business, the Company considers whether that position conforms to IBM's policies and practices, as well as its potential impact. The Governmental Programs Office also has its own dedicated in-house legal counsel, as well as access to outside consultants, industry groups and others in order to help ensure that the Company remains abreast of all potential changes in applicable laws and regulations affecting the Company. For many years, IBM's internal Accounting, Treasury, Finance and Legal groups have teamed with the Corporate Governmental Programs Office on pending issues affecting the Corporation. All have been involved both in the review of both existing laws as well as with interfacing with other corporations and industry groups on pending legislation and regulations, all as part of IBM's ordinary business operations.

In sum, there is nothing unique about the third portion of instant Proposal, inasmuch as it seeks to involve IBM in the political and legislative process relating to an aspect of IBM's operations. The principles that can be gleaned from existing staff letters, which letters have uniformly concurred in the exclusion of a variety of similar stockholder proposals as ordinary business matters, are fully applicable to exclude the instant Proposal as a matter relating to IBM's own ordinary business operations. See International Business Machines Corporation (January 21, 2002) and International Business Machines Corporation (January 9, 2001; reconsideration denied, February 14, 2001). Moreover, supporting or opposing legislation that affects a corporation's ordinary business operations is, in itself, ordinary business. Pacific Telesis Center (February 2, 1990)(proposal recommending "that the Board adopt a corporate policy committed to providing the timely development of quality *affordable child care assistance* to its employees through corporate action and State and Federal laws" was excluded as ordinary business because the subject matter contemplated by the Proposal -- employee benefits such as child care -- was related to the company's ordinary business operations); Southern California Edison Co. (January 20, 1984) (proposal mandating that neither corporate funds nor manpower shall be expended in support of, or opposition to, legislation at the local, state or national level which does not bear directly on the business interests of the Company was properly excluded by staff as ordinary business, "since it appears to deal with a specific referenda or lobbying activity that relates directly to the Company's ordinary business (i.e., the protection of the safety of its employees")). The same result should apply here.

The third part of this Proposal is equally excludable as "ordinary business" under a similar reasoning utilized by the staff in a long line of letters excluding proposals dealing with "specific lobbying, advertising and other activities relating to the conduct of the Company's ordinary business operations." See General Electric Company (February 2, 1987)(proposal to prepare a cost-benefit analysis of the company's nuclear promotion from 1971 to the present, including costs related to lobbying activity and the promotion of nuclear power to the public); Consolidated Edison Company of New York Incorporated (April 30, 1984) (proposal relating to a request that the Company cease contributions to the U.S. Committee for Energy Awareness and a request that the Company publish a report discussing its contributions and lobbying efforts in support of nuclear and coal energy sources properly excluded under former Rule 14a-8(c)(7), "since it appears to deal with specific lobbying, advertising and other activities that relate to the operation of the Company's business."); Dr. Pepper Company (February 2, 1978)(proposal "not to spend any more money to defeat 'Bottle Bill' referenda or legislative attempts in various states" was properly excluded under former Rule 14a-8(c)(7) "since the proposal would appear to direct the management to take action with respect to a matter relating to the conduct of the ordinary business operations of the Company (i.e., the expenditure of Company funds to influence legislation affecting the packaging of their products")); General Motors Corporation (March 17, 1993)(proposal seeking to have company cease all lobbying and other efforts to oppose the "Bryan" bill or any similar legislation that would increase CAFE (Corporate Average Fuel Economy) standards was properly excluded by staff under former rule 14a-8(c)(7), with the staff noting that the proposal "appears to be directed toward the Company's lobbying activities concerning its products" and therefore "to deal with decisions made by the company with respect to its business operations"); see also Philip Morris Companies Inc. (February 22, 1990)(proposal seeking report on company's lobbying activities and expenditures to influence legislation regarding cigarette advertising, smoking in public places and exploiting foreign markets properly excluded as ordinary business--lobbying activities concerning its products); Philip Morris Companies Inc. (January 3, 1996)(refraining from legislative efforts to preempt local ordinances concerning sale, distribution, use, display or promotion of cigarettes or other tobacco products excluded as ordinary business -- lobbying activities concerning the company's products). The very same result should apply here to the instant Proposal, and to all lobbying activities suggested by the Proposal, particularly those now directing IBM to propose to the Administration and the Congress, and the press "a new monetary structure that satisfies the needs of industrial companies." This portion of the Proposal must be excluded under Rule 14a-8(i)(7).

In sum, the Company continues to believe it best to confine the resolution of ordinary business matters to our management and board of directors. Inasmuch as this portion of the Proposal also implicates ordinary business matters, the entire Proposal, which relates to the Company's ordinary business operations, should be excluded under Rule 14a-8(i)(7).

4. Directing IBM to make a charitable contribution to FAME is another ordinary business matter.

The final portion of the Proposal, which would have IBM make a charitable contribution to FAME, the organization where Dr. Parks serves as Executive Director, is another ordinary business matter. In this connection, the Staff has consistently concurred that the selection of specific charitable or nonprofit organizations to which a company contributes is a day-to-day activity conducted in the ordinary course of a company's business. As such, it is impermissible, as here, for stockholders to suggest in a proposal specific organizations to receive charitable contributions.

In General Electric Company (January 16, 2001) ("GE"), a stockholder unsuccessfully sought for the General Electric Fund to contribute to the Landmines De-mining Fund Programme. In noting that such proposal dealt with corporate charitable contributions -- which GE was specifically authorized to make by the laws of the State of New York, the state of GE's incorporation, GE noted that Section 202(a)(12) of the New York Business Corporation Law ("BCL") provides that every corporation has the power "[t]o make donations, irrespective of corporate benefit, for the public welfare or for community fund, hospital, charitable, educational, scientific, civic or similar purposes...."

IBM is also a New York corporation. As such, Section 202(a)(12) of the BCL applies with equal force to us and our own ability to make contributions. As with GE, IBM also believes that day-to-day decisions about the timing, amount and recipients of charitable contributions are within the scope of our ordinary business operations. Since the day-to-day management of charitable contributions is best left in the hands of our own competent management and staff who are in the best position to make contribution decisions based upon established objectives, the instant Proposal is clearly subject to exclusion under Rule 14a-8(i)(7).

In a series of other no-action letters, the SEC has consistently taken the position that a company's designation of specific recipients of its charitable contributions comprises part of that company's ordinary business operations. See Aetna Inc. (February 23, 2002) (proposal relating to Aetna's philanthropic contributions to organizations that promote "larger government or more government regulation" excluded under Rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contribution to specific types of organizations); Schering-Plough Corporation (March 4, 2002) and American Home Products Corporation (March 4, 2002)(similar proposals requesting board form a committee to study and report on the impact charitable contributions have on registrants' businesses and share value were both excluded as relating to each company's ordinary business operations (i.e., charitable contributions directed to specific types of organizations); Comerica Inc. (April 17, 2000) (contributions to specific types of organizations, such as the Michigan State Bar Association is an ordinary business matter); West Suburban Bancorp Inc. (April 6, 1999)(to same effect). The same result should apply here.

IBM believes the instant Proposal should be excluded under Rule 14a-8(i)(7), since it designates a specific recipient (FAME) for a charitable contribution. This is clearly an ordinary business matter. See also Corning Incorporated (February 2, 2000) (proposal that company refrain from making charitable contributions to organizations that perform abortions excludable under 14a-8(i)(7) as relating to a "contribution to a specific type of organization"); SJW Corp. (February 1, 1999) (proposal that company not give anything of value to a specified Chamber of Commerce properly excluded under Rule 14a-8(i)(7).

IBM believes that all of the four interrelated matters raised within the Proposal fall within the competence and expertise of IBM management, and since there is nothing otherwise extraordinary about any of the actions the Proponent would now have the Company take, the Company hereby requests that no enforcement action be recommended to the Commission if it excludes the *entire* Proposal on the basis of Rule 14a-8(i)(7).

III. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the BCL, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." Nothing in the law of the State of New York places the decision making relating to the subject matter of the instant Proposal directly into the hands of our shareholders. Since the Proposal would require IBM management to take a variety of actions, including (i) joining and participating in FAME's CGI, (ii) distributing FAME's reports, (iii) proposing a new monetary structure to the Administration, Congress, and the press, and (iv) making a financial contribution to FAME, the Proposal violates New York law by improperly eliminating the role of the Company's board of directors and placing the decision-making power relating to the subject matter of the Proposal into the hands of IBM stockholders. Since these are improper matters for action by stockholders under New York State law, the Company believes that the Proposal may also be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

We are sending each of the Proponent and Dr. Parks of FAME a copy of this submission, advising them of our intent to exclude the Proposal from the proxy materials for the 2003 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

copy, with Exhibits, to:

Dr. Roberta Rubin
10 Woodland Drive
Glen Ridge, NJ 07028

and

Dr. Lawrence Parks
FAME
P.O. Box 625, FDR Station
New York, NY 10150-0625

Exhibit A

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Roberta G. Rubin
10 Woodland Avenue
Glen Ridge, NJ 07028

August 25, 2002

Corporate Secretary
IBM
New Orchard Road
Armonk, NY 10504

Dear Sir:

I am the owner of **50** shares of IBM stock. I have owned this stock for more than one year.

I am filing the enclosed resolution for action at the next stockholder meeting. I submit it for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I or my agent will attend the stockholders' meeting to move the resolution as required by SEC rules. I plan to continue to hold shares in the company through the stockholders meeting.

I hereby appoint Dr. Lawrence Parks as my attorney in fact for all matters relating to this Resolution, and authorize him to represent me at the Annual Meeting of Shareholders.

Please feel free to contact Dr. Parks at 212-818-1206 (PO Box 625, FDR Station, New York, NY 10150) if you have any questions about this resolution.

Sincerely,

Roberta G. Rubin

Enclosure

Cc Dr. Lawrence Parks

09-09-02A23-53-CEDL

Shareholder Resolution

WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on IBM's revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk, it is in the interests of IBM that:

1. There be currency stability for cross-border transactions;
2. There be interest rate stability;
3. Transaction costs of cross-border business be minimized; and,
4. The Foundation for the Advancement of Monetary Education, ("FAME"), a 501c3 public charity think tank specializing in the world's monetary structure, implement its Global Currency Initiative[tm], (the "GCI"), which is a study group, to revisit monetary issues worldwide

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by IBM at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. IBM to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

Discussion:

Inadequacies in today's global monetary structure are well-known. For example, former Federal Reserve Chairman Paul Volcker has conceded that "There's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in freely floating exchange rates," and "A global economy requires a global currency."

What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are *revenues* to the financial sector that it wants to maximize.

Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues.

For these reasons, industrial firms need to understand monetary issues and act on their interests. Hence, there is a need for the GCI. For further information, see: "To Revive U.S. Manufacturing, Reform Our Monetary System" at http://www.fame.org/whatsnew.asp

Exhibit B

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Align top of FedEx PowerShip Label here.

SS

201

FedEx | Ship Manager | Label7905 9677 8817

From: LARRY PARKS (212)818-1206
FAME
425 East 58th Street
46th Floor
NEW YORK, NY, 10022

To: Corporate Secretary (212)818-1206
IBM
New Orchard Road

Armonk, NY. 10504

Ref:

SHIP DATE: 05SEP02
WEIGHT: 1 LBS

TRK # 7905 9677 8817 FORM

FedEx EXPRESS SAVER PACKAGE

MON
AA
Deliver by:
09SEP02

EXPRESS SAVER

TUE R

emp# 389402 06SEP02

Deliver By:
10SEP02
AA

TRK# 7905 9677 8817 FORM 0201

EWR

10504 -NY-US 74 CTXA

Exhibit C

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

ET 756192787 US

IBM

New Orchard Road
Armonk, NY 10504

VIA EXPRESS MAIL
RETURN RECEIPT REQUESTED

September 9, 2002

Dr. Roberta G. Rubin
10 Woodland Avenue
Glen Ridge, NJ 07028

Dear Dr. Rubin:

Your letter and stockholder proposal dated August 25, 2002 was sent to us *yesterday* via FEDEX by Mr. Lawrence Parks, whom you have appointed as your attorney-in-fact, and was therefore received here *today* by Mr. Daniel E. O'Donnell, our Vice President and Secretary. Mr. O'Donnell has forwarded your correspondence to me for handling.

In order to be eligible to submit a proposal for consideration at IBM's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. You wrote that you were qualified to submit the proposal through your ownership of IBM stock. Following receipt of your proposal, we diligently searched our books and records, but were unable to find you listed as a record holder of IBM stock. I am therefore now requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are a stockholder of record, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2003 meeting of shareholders. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required documentation set forth in this letter must be sent to directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,

Stuart S Moskowitz

Stuart S. Moskowitz
Senior Counsel

cc: Dr. Lawrence Parks

C:\Documents and Settings\Administrator\My Documents\Secr2\DOC\[illegible]2003.wpd

IBM

New Orchard Road
Armonk, NY 10504

VIA EXPRESS MAIL
RETURN RECEIPT REQUESTED

September 9, 2002

Dr. Roberta G. Rubin
10 Woodland Avenue
Glen Ridge, NJ 07028

Dear Dr. Rubin:

Your letter and stockholder proposal dated August 25, 2002 was sent to us *yesterday* via FEDEX by Mr. Lawrence Parks, whom you have appointed as your attorney-in-fact, and was therefore received here *today* by Mr. Daniel E. O'Donnell, our Vice President and Secretary. Mr. O'Donnell has forwarded your correspondence to me for handling.

In order to be eligible to submit a proposal for consideration at IBM's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. You wrote that you were qualified to submit the proposal through your ownership of IBM stock. Following receipt of your proposal, we diligently searched our books and records, but were unable to find you listed as a record holder of IBM stock. I am therefore now requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are a stockholder of record, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2003 meeting of shareholders. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required documentation set forth in this letter must be sent to directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,

Stuart S Moskowitz

Stuart S. Moskowitz
Senior Counsel

cc: Dr. Lawrence Parks

C:\Documents and Settings\Administrator\My Documents\...2003.lwp

ET 756192773 US

Exhibit D

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibittabssecletterstockholderproposals.lwp

EXPRESS MAIL
UNITED STATES POSTAL SERVICE®

POST OFFICE TO ADDRESSEE

ET756192787US

Customer Copy
Label 11-B May 2001

ORIGIN (POSTAL USE ONLY)

PO ZIP Code: 10802	Day of Delivery: ☒ Next ☐ Second	Flat Rate Envelope ☐
Date In: 9-10-08 (Mo. Day Year)	☒ 12 Noon ☐ 3 PM	Postage $ 13.65
Time In: 4:50 ☐ AM ☒ PM	Military ☐ 2nd Day ☐ 3rd Day	Return Receipt Fee
Weight: lbs. 3 ozs.	Int'l Alpha Country Code	COD Fee / Insurance Fee
No Delivery ☐ Weekend ☐ Holiday	Acceptance Clerk Initials	Total Postage & Fees $ 13.65

SEE REVERSE SIDE FOR SERVICE GUARANTEE AND INSURANCE COVERAGE LIMITS

☐ **WAIVER OF SIGNATURE** *(Domestic Only)* **Additional merchandise insurance is void if waiver of signature is requested.** I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

NO DELIVERY ☐ Weekend ☐ Holiday

Customer Signature

CUSTOMER USE ONLY

METHOD OF PAYMENT
Express Mail Corporate Acct. No.

Federal Agency Acct. No. or
Postal Service Acct. No.

FROM: (PLEASE PRINT) PHONE ( )

STUART MOSKOWITZ
IBM (MS 329)
NEW ORCHARD RD
ARMONK, NY 10504

TO: (PLEASE PRINT) PHONE ( )

Roberta G. Rubin
10 Woodland Ave.
Glen Ridge, NJ 07028

ZIP + 4: 07028 +

FOR PICKUP OR TRACKING CALL 1-800-222-1811 www.usps.com EMS

EXPRESS MAIL
UNITED STATES POSTAL SERVICE®

POST OFFICE TO ADDRESSEE

SEE REVERSE SIDE FOR SERVICE GUARANTEE AND INSURANCE COVERAGE LIMITS

Customer Copy
Label 11-B May 2001

ORIGIN (POSTAL USE ONLY)

PO ZIP Code: 10602	Day of Delivery: [x] Next [ ] Second	Flat Rate Envelope [ ]
Date In: 4-10-07 (Mo. Day Year)	[x] 12 Noon [ ] 3 PM	Postage $ 13.65
Time In: 4:50 [ ] AM [x] PM	Military [ ] 2nd Day [ ] 3rd Day	Return Receipt Fee
Weight: 3 lbs. ozs.	Int'l Alpha Country Code	COD Fee / Insurance Fee
No Delivery [ ] Weekend [ ] Holiday	Acceptance Clerk Initials	Total Postage & Fees $ 13.65

[ ] **WAIVER OF SIGNATURE** *(Domestic Only)* Additional merchandise insurance is void if waiver of signature is requested. I wish delivery to be made without obtaining signature of *addressee* or *addressee's* agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

NO DELIVERY [ ] Weekend [ ] Holiday ______ Customer Signature

CUSTOMER USE ONLY

METHOD OF PAYMENT
Express Mail Corporate Acct. No.

Federal Agency Acct. No. or
Postal Service Acct. No.

FROM: (PLEASE PRINT) PHONE ( )

STUART MOSKOWITZ
IBM (MS 329)
NEW ORCHARD RD
ARMONK, NY 10504

TO: (PLEASE PRINT) PHONE ( )

DR. LAWRENCE PARKS
PO BOX 625
FDR STATION
NEW YORK, NY 10150

ZIP + 4: 1 0 1 5 0 + _ _ _ _

FOR PICKUP OR TRACKING CALL 1-800-222-1811 www.usps.com EMS

Exhibit E

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

UNITED STATES POSTAL SERVICE®

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You entered ET75 6192 787U S

Your item was delivered at 1:26 pm on September 11, 2002 in GLEN RIDGE, NJ 07028. The item was signed for by R RUBIN.

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POSTAL INSPECTORS
Preserving the Trust

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UNITED STATES POSTAL SERVICE®

Home

Shipping center
Ship
Rates
Supplies
Resource Center
Web Tools
Track & Confirm
Delivery Confirmation
Signature Confirmation
Track & Confirm FAQs

Shipping center

Track & Confirm

Delivery Status

You entered ET75 6192 773U S

Your item was delivered at 11:58 am on September 11, 2002 in NEW YORK, NY 10150. *The item was signed for by D AJ.*

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Enter number from shipping recei

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Preserving the Trust

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SENDER: ***COMPLETE THIS SECTION***

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

DR. LAWRENCE PARKS
PO BOX 625
FDR STATION
NEW YORK, NY 10150

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)*

B. Date of Delivery 9-1/00

C. Signature
X

☐ Agent
☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☐ Certified Mail ☒ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)* ET 756192773 US

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

Exhibit F

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibittabsseclетterstockholderproposals.lwp

Foundation for the Advancement of Monetary Education
Box 625, FDR Station New York, NY 10150-0625
Tel: (212) 818-1206 FAX: (212) 754-6543
E-Mail: LPARKS@FAME.ORG
www.fame.org

Lawrence M. Parks
Executive Director

September 24, 2002

Stuart S. Moskowitz, Esq.
Senior Counsel
IBM
New Orchard Road
Armonk, NY 10504

Re: Roberta Rubin Shareholder Resolution

Dear Mr. Moskowtiz:

Thank you for your letter of September 9, 2002 re Dr. Rubin being the holder of $2,000 worth of IBM stock for at least a year. Please know that the letter did not reach me until September 13, 2002. Enclosed is a fax letter from her broker, Morgan Stanley, attesting to her ownership of shares for at least a year as at September 2002. Also, in her letter to you of August 25, 2002, Dr. Rubin attests that she intends to continue ownership of the shares through the company's annual meeting.

If you have any further questions or concerns, please contact me directly on behalf of Dr. Rubin. Please note that in her covering letter to you with the resolution, Dr. Rubin appointed me as her agent with regard to the resolution.

I appreciate your help and your time.

Best Regards,

Enclosure

FAME

Foundation
for the Advancement
of Monetary
Education

Box 625
FDR Station
New York, NY 10150-0625

NEW YORK, NY PM 25 SEP 2002

UNITED STATES POSTAGE
PB9704929
$00.37 SEP 24 02
MAILED FROM ZIP CODE 10022

Corporate Secretary
IBM
New Orchard Road
Armonk, NY 10504

Att: Stuart S. Moskowitz, Esq. Senior Counsel

Exhibit G

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

695 Route 46 West
Fairfield, NJ 07004

toll free 800 659 6665
tel 973 276 5400
fax 973 276 5550

Morgan Stanley

September 24, 2002

To Whom It May Concern:

This is to confirm that Dr. Roberta G. Rubin, MD, in an account with Morgan Stanley, owns the following shares and has owned them for more than one year as of September 2002:

Astra Zeneca	70
Aventis	10
Cadbury Schwepps plc	105
Diageo	60
Eli Lilly and Company	60
Endesa Group	240
Exxon Mobil	99
General Electric	115
Glaxo Smith Klein	59
Heineken Holding	86
IBM	50 ←
Johnson & Johnson	55
Merck	25
Novartis Group	95
Proctor & Gamble	35
Royal Dutch/Shell Group	60
Siemens Group	62
Unilever	124
Verizon	60

Very truly yours,

Michael Gee
Senior Vice President
Financial Advisor

Exhibit H

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Search [redacted] GO Options Related Info BN Sep 21 2001 16:56

IBM, Disney Reap Cheap Financing as Junk Bond Issuance Stalls Page 1/4

IBM, Disney Reap Cheap Financing as Junk Bond Issuance Stalls

New York, Sept. 21 (Bloomberg) -- Bond investors are settling for bargain basement yields from International Business Machines Corp. and the finance arm of General Electric Co., ducking the risks of terrorist upheaval and embracing the high credit ratings of two of the world's most recognizable companies.

For instance, IBM, the world's biggest computer firm, sold $1.5 billion of five-year investment-grade bonds with the lowest interest rate for that term in its 77-year history.

Yet, IBM's ease in borrowing belies the trouble in store for speculative-grade companies. Ten junk-rated companies, such as Fleming Cos., Petco Animal Supplies Inc., Western Oil Sands Inc., have yet to pull the trigger on debt sales for want of buyers.

''Investors are generally more disposed to higher credit quality and larger, more liquid issues,'' said Michael Malter, managing director in capital markets at J.P. Morgan Chase & Co., which co-arranged the IBM deal along with Salomon Smith Barney.

The terrorist attacks on the U.S. stopped all U.S. companies from issuing any corporate bonds from Sept. 11 until Sept. 17 when Walt Disney Co., owner of the ABC television network, sold $1

IBM, Disney Reap Cheap Financing as Junk Bond Issuance Stalls

billion in bonds, to finance the acquisition of the Fox Family Channel cable network.

IBM, whose bonds carry investment-grade ratings of ''A1'' at Moody's Investors Service and ''A+'' at Standard & Poor's, had planned to sell $1 billion of debt. The company had $2.5 billion of orders within a few hours of announcing the sale, Malter said.

The notes were priced to yield 1.17 percentage points more than U.S. treasuries, or 5.01 percent. The 4 7/8 percent coupon was the lowest for five-year notes in IBM's history, said Cassio Calil, the company's assistant treasurer.

Other firms that sold $1 billion or more of bonds this week include General Electric Capital Corp. and Inter-American Development Bank, which each have top triple-'A' ratings.

Smaller Sales

Smaller sales came from Teco Energy Inc., Campbell Soup Co., and Consumers Energy, which each sold between $300 million and $600 million of debt. Consumers Energy, whose credit is rated in the bottom third of investment grade and is the lowest of the three, paid more relative to Treasuries than it would have a

IBM, Disney Reap Cheap Financing as Junk Bond Issuance Stalls

couple weeks earlier, spokesman Kelly Farr said.

Next week, investors said Bristol-Myers Squibb Co. will easily find buyers for $4 billion of its 'AAA'-rated debt, while treasurers at such firms as Petco, Fleming, and HealthSouth Inc. will be watching and waiting for risk appetite to return.

Lower-rated firms ''should be carefully vetting their deals,'' Malter said. ''Many should probably stay on the sidelines until we have normalcy and stability,'' he said.

Junk-bond yields rose to 13.8 percent on average yesterday from 12.7 percent two weeks ago, according to Merrill Lynch & Co. data. Investment-grade yields were at 6.2 percent on average yesterday, little changed from before the attacks.

Some say that represents a buying opportunity. The junk yields are near levels reached last December before a big rally in the sector and ''very attractive,'' said Margaret Patel, who manages the $275 million Pioneer High Yield Fund.

--Terence Flanagan in the New York newsroom (212) 893-5662 or tflanagan@Bloomberg.net/mp

Story illustration: For IBM's existing bonds:

Exhibit I

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

IBM, Dow Lead Yen Bond Charge as Japan Debt Matures (Update4)

(Adds detail on bond prices in third graph, detail on Household Finance bonds.)

Tokyo, June 12 (Bloomberg) -- International Business Machines Corp. and Dow Chemical Co. are joining a stampede to sell yen debt, drawn by near-record-low yields and investors who have cash available to invest because of bond redemptions.

The government and public corporations will redeem as much as 5.3 trillion yen ($43.5 billion) of bonds this month, six times more than in May, leaving investors with cash on hand to invest. Yields on five-year government notes have fallen to 0.39 percent, the lowest in more than a decade, helped by a government pledge to cap debt sales.

Companies sold 2.9 trillion yen from April of bonds through last week, already higher than the 2.7 trillion yen in the whole of the second quarter last year. Bond prices are rising and yields falling as the world's second-largest economy unexpectedly shrank in the first quarter.

''This is the right time'' as Japanese interest rates are at record lows, IBM's assistant treasurer, Cassio Calil, said Friday.

IBM sold 50 billion yen of 0.7 percent bonds, paying the same interest rate the company paid on 175 billion yen of one-year bonds it sold in November. The five-year bonds were priced to yield 22 basis points more than the yen swap rate.

NTT DoCoMo Inc., Japan's dominant mobile phone company, today sold 80 billion yen of five-year bonds with a coupon of 0.53 percent, a record low for corporate debt of that maturity, excluding power companies.

Dow Chemical, the biggest U.S. chemicals maker, started marketing 30 billion yen of five-year bonds, offering investors a yield of between 24 basis points and 25 basis points more than the yen-swap rate. Final terms will be decided later.

Win Win

Selling Samurai bonds, debt sold foreign borrowers mainly to Japanese investors, is attractive for both sellers and investors, analysts say.

``Samurai bonds are cheap for borrowers wanting to raise funds in yen,'' Kumiko Kakimoto, vice president of corporate bond

IBM, Dow Lead Yen Bond Charge as Japan Debt Matures (Update4)

research at Nikko Salomon Smith Barney Ltd, said. Investors can get higher yields than on domestic bonds, she said.

Domestic and Samurai sales in the year to March rose 1.4 trillion yen to 10 trillion yen, according to figures provided by the Japan Securities Dealers Association.

Among local companies, Tokyo Electric Power Co., Toyobo Co., Bank of Yokohama Ltd. and Tobu Railway Co. also sold bonds maturing between four and six years.

It's ''excellent timing to issue yen bonds at the lowest possible yield and take advantage of demand from maturing Japanese government bonds in June,'' said Chua Soon Hock, chief executive at Asia Genesis Asset Management Pte. ''Investor interest (in corporate bonds) continues to be strong because of extremely low JGB yields.''

Yields on five-year Japanese government bonds were as high as 2.38 percent in July 1996. They fell to below 1 percent in April 1998, rose to 1.5 percent in early 1999 and have been below 0.5 percent the past month.

Household Finance Corp., U.S.'s biggest finance consumer loan company, plans to sell 30 billion yen of Samurai bonds, according to documents filed at the Ministry of Finance. It will be its

IBM, Dow Lead Yen Bond Charge as Japan Debt Matures (Update4)

third Samurai bond sale after an offer last year.

Baxter International Inc., the second-largest maker of medical supplies, and the South African government also plan to sell yen bonds as early as this month.

--Rinako Kunisawa in the Tokyo newsroom at (813) 3201 7108, or at rkunisawa@bloomberg.net, with reporting by Zimri Smith in London/as/bil

Story illustration: See JAS35Y <Index> GP <GO> to compare the yield on Bloomberg fair value for five-year Samurai bonds with an ''A'' rating. See GJGB10 <Index> GP D <GO> for Japan's 10-year government bonds index. See MDYA05 <Index> HCPI <GO> for JSDA rating matrix for Moody's single-A rated five-year bonds.

Exhibit J

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

IBM Boosts Sterling Bond Sale as Swap Spreads Narrow (Update3)

(Adds increase in sale, bond prices, updates share price.)

Armonk, New York, June 20 (Bloomberg) -- International Business Machines Corp. sold 400 million British pounds ($558 million) of three- and five-year bonds, more than initially expected, after swap spreads narrowed in recent months.

''Swap spreads have now come in to the point where the market conditions are right,'' said Cassio Calil, IBM's assistant treasurer. ''Swap spreads for me are an essential indicator of investor demand. We try never to issue when spreads are high because we can sell at a smaller premium over government debt when they are lower.''

The gap between the bond yield and the swap rate is called the swap spread. The swap rate is the fixed rate traders demand to pay floating rates at money-market levels. Swap spreads are an indication of the risk borrowers won't pay back money, and also contain traders' judgment on where interest rates will go.

Sterling five-year swap spreads have narrowed to about 42

IBM Boosts Sterling Bond Sale as Swap Spreads Narrow (Update3)

basis points from about 70 basis points at the beginning of the year. In May the spread struck a three-year low of 33 basis points. The three-year spread was recently at about 40 basis points, down about 15 basis points this year.

The biggest computer maker sold 200 million pounds of three-year bonds and 200 million pounds of five-year notes in its first sale of sterling debt since February 1998. The securities will be IBM's only outstanding sterling-denominated bonds. Calil said IBM had planned to sell 150 million pounds of each bond but increased them because demand exceeded supply.

The three-year bond was priced to yield 63 basis points more than government debt of similar maturity, while the five-year bond was priced at a yield of 73 basis points more than gilts.

''We've been looking at the sterling market for about three years to do a large transaction,'' Calil said. The company won't swap its coupon payments on the bond to dollars, he said. ''We are matching our liabilities in sterling,'' because some of the company's revenue is in pounds, he said.

Narrowing Spreads

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Search [redacted] GO Options Related Info BN Jun 20 2001 12:01

IBM Boosts Sterling Bond Sale as Swap Spreads Narrow (Update3) Page 3/5

The premium investors demand to buy five-year sterling bonds with credit ratings similar to IBM's rather than gilts has dropped to about 84 basis points. That's 2 basis points more than the 2 1/2 year low reached June 5, down from as much as 118 basis points in January.

Moody's Investors Service rates IBM's debt ''A1'' with a stable outlook, while Standard & Poor's gives it an equivalent rating of ''A+,'' also with a stable outlook. IBM shares have risen 35 percent this year, and were recently trading at $113.65.

When swap spreads narrow, ''companies will pay a smaller premium over government debt to get their bonds away,'' said Neil Parker, a strategist at Royal Bank of Scotland Plc. ''It would also generally be cheaper for them to swap their fixed-rate liabilities to floating rate.''

Still, Calil said IBM isn't swapping its fixed-rate coupon payments to a floating rate even though the spread has fallen.

The sale was managed by Deutsche Bank AG and HSBC.

IBM Debt Sales

Calil said about 20 percent of orders for today's bonds came from European countries outside the U.K. Earlier this month, he said IBM also planned to sell debt denominated in Canadian dollars this month. IBM has about $7 billion of bonds maturing in the next 18 months.

Last week, in its first bond sale of the year, IBM sold 50 billion yen ($410 million) of five-year notes at a yield of 22 basis points more than the yen swap rate.

Other borrowers planning to sell sterling-denominated debt include the European Investment Bank, which plans a sale to coincide with the inception of Bondscape, a trading system started by Barclays Capital Group and Winterflood Securities.

Marks & Spencer Plc, the U.K.'s largest clothing retailer, is considering selling bonds backed by the income from its properties.

Among high-yield issuers, Focus Do It All Group Ltd., which runs more than 200 U.K. home-improvement stores, said it will sell at least 120 million pounds of bonds to help finance its purchase of Wickes Plc.

''Appetite for corporate debt is better when swap spreads are lower,'' Parker said. ''They are a bellwether for conditions in the corporate bond market.''

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Search	[redacted]	GO	Options	Related Info	BN Jun 20 2001 12:01

IBM Boosts Sterling Bond Sale as Swap Spreads Narrow (Update3) Page 5/5

--Alice James and James Fraser in the London newsroom at (44)20-7673-2697 or jfraser2@bloomberg.net /zls

Story illustration: See SWBPAP5 <Index> GP <GO> to graph the sterling five-year swap spread.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 25, 2002

The proposal requires that certain actions be taken with respect to the Foundation for the Advancement of Monetary Education and its study group, the Global Currency Initiative.

There appears to be a basis for your view that IBM may exclude the proposal under Rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of IBM's request, documentary support sufficiently evidencing that it continuously held IBM's securities for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Jeffrey Werbitt
Attorney-Advisor